

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2014

Via E-mail
Ryan K. Owens
Senior Vice President, Chief Legal Officer and Secretary
DS Services of America, Inc.
5660 New Northside Drive
Atlanta, GA 30328

> **Re: DS Services Holdings, Inc. / DS Services of America, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 23, 2014**
> **File No. 333-194935**

Dear Mr. Owens:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Our Company, page 2

1.   We note your response and revised disclosures in response to prior comments 12 and 13 in our letter dated April 28, 2014. However, we note you continue to include financial information for the fiscal year ended December 27, 2013 presented on a combined basis in several places throughout the filing. For example, you disclosed on page 2 that for the fiscal year ended December 27, 2013, you generated $ 925.6 million in net revenue. We note the similar disclosures on pages 4, 5, 6, 88, 94, 96, 101, 102, 103, 107 and elsewhere. Please remove such disclosures here and throughout the filing and replace it with Successor 2013 information as appropriate.

Risk Factors, page 30

Risks Related to Our Indebtedness and the Notes, page 42

"Despite our current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt…," page 44

2.   We note your response to prior comment 17. To provide the information investors need to assess the magnitude of the risk, please disclose the maximum amount of additional debt you would have been able to incur as of March 28, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67

Key Performance Indicators, page 68

3.   We note your response to prior comments 19 and 20. Where you have provided new key performance indicators, please revise to provide discussion of the period-on-period changes in your KPIs and the management's determination of the reasons for those changes. For guidance, please refer to Section III.B.1 of SEC Release No. Release No. 33-8350.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Brigitte Lippmann at (202) 551-3713 with any other questions.

                                        Sincerely,

                                        /s/ Brigitte Lippmann (for)

                                        John Reynolds
                                        Assistant Director

cc: Monica K. Thurmond, Esq.
         Paul, Weiss, Rifkind, Wharton & Garrison LLP